SECU 05039225 MMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43285

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

MMG Financial Services Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

655 Third Avenue, 19th floor
(No. and Street)

New York, (City) New York (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Spindel (212) 509-7800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William J.Chan, CPA
(Name - if individual, state last, first, middle name)

4211 8th Avenue (Address) Brooklyn (City) New York (State) 11232-3939 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2005
THOMSON
FINANCIAL

SEC MAIL PROCESSING RECEIVED
MAR 0 1 2005
WASH., D.C. 179 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

MMG FINANCIAL SERVICES LTD.

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Howard Spindel, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to MMG Financial Services Ltd. for the year ended December 31, 2004, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature — February 28, 2005 (Date)

Financial and Operations Principal
Title

Subscribed and sworn
to before me this 28th
day of February 2005

CARL GOODMAN
Notary Public, State of New York
No. 01G09821038
Qualified in Rockland County
Commission Expires March 30, 2006

WILLIAM J. CHAN
Certified Public Accountant

4211 8th Avenue
Brooklyn, NY 11232
Tel: (718) 854 - 0858
Fax: (718) 633 - 4019

Accounting, Taxation, Auditing,
Co-op/Condo management &
Consulting Services
Licensed Real Estate Broker

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
MMG Financial Services Ltd.
New York, New York

I have audited the accompanying statement of financial condition of MMG Financial Services Ltd. (a wholly-owned subsidiary of Marque Millennium Group Ltd.) as of December 31, 2004, and the related statements of operations, cash flows, and changes in stockholder's equity for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on our audit.

I conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for our opinion.

In my opinion, such financial statements present fairly, in all material respects, the financial position of MMG Financial Services Ltd. at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in my opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

February 28, 2005

MMG FINANCIAL SERVICES LTD.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2004

ASSETS

CASH	$ 16,501
PREPAID EXPENSES	1,802
TOTAL ASSETS	$ 18,303

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES - DUE TO PARENT	$ 9,986
STOCKHOLDER'S EQUITY:	
COMMON STOCK - $.01 PAR VALUE; AUTORIZED, ISSUED AND OUTSTANDING	30
ADDITIONAL PAID IN CAPITAL	27,150
ACCUMULATED DEFICIT	(18,863)
TOTAL STOCKHOLDER'S EQUITY	8,317
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 18,303

See notes to financial statements.

MMG FINANCIAL SERVICES LTD.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2004

REVENUES - INTEREST	$ 83
EXPENSES:	
Regulatory fees	1,085
Professional fees	8,166
Insurance	2,438
Other	420
Total expenses	12,109
NET LOSS	$ (12,026)

See notes to financial statements.

MMG FINANCIAL SERVICES LTD.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(12,026)
Adjustments to reconcile net income to net cash provided by operating activities:		
Change in operating assets and liabilities:		
Decrease in prepaid expenses		374
Increase in due to parent		5,847
Decrease in income taxes payable		(400)
Cash provided by operating activities		(6,205)
CASH FLOWS FROM FINANCING ACTIVITIES—		
Capital contributions		6,558
NET INCREASE IN CASH		353
CASH AND CASH EQUIVALENTS—December 31, 2003	$	16,148
CASH AND CASH EQUIVALENTS—December 31, 2004	$	16,501

See notes to financial statements.

MMG FINANCIAL SERVICES LTD.

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2004

	COMMON STOCK		Additional Paid -in	Accumulated	
	Shares	Amount	Capital	Deficit	Total
BALANCE—January 1, 2004	3,000	$ 30	$ 20,592	$ (6,837)	$ 13,785
Net loss				(12,026)	(12,026)
Capital contributions			6,558		6,558
BALANCE—December 31, 2004	3,000	$ 30	$ 27,150	$ (18,863)	$ 8,317

See notes to financial statements.

1. ORGANIZATION

MMG Financial Services Ltd. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers (the "NASD"). The Company is a wholly-owned subsidiary of Marque Millennium Group Ltd. (the "Parent").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents—The Company defines cash equivalents as investments in a money market account.

Revenue Recognition—Commissions and related clearing expenses are recorded on a trade date basis. No Securities transactions occurred during 2004.

Income Taxes—The Company is included in the consolidated tax returns filed by the Parent. Income taxes, if any, are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable, if any, are recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. No provision for income taxes has been provided for by the Company.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Estimates, by their nature, are based on judgment and available information. Management believes that estimates utilized in preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $6,505, which was $1,505 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.54 to 1.

* * * * * *

MMG FINANCIAL SERVICES LTD.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES ACT OF 1934 DECEMBER 31, 2004

COMPUTATION OF REGULATORY CAPITAL:		
Stockholder's equity	$	8,317
NON-ALLOWABLE ASSET - PREPAID EXPENSES		1,812
NET CAPITAL	$	6,505
AGGREGATE INDEBTEDNESS	$	9,986
MINIMUM NET CAPITAL REQUIRED (the greater of $5,000 or 6-2/3% of aggregate indebtedness)	$	5,000
CAPITAL IN EXCESS OF MINIMUM REQUIREMENTS	$	1,505
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		1.54

There are no material differences between the computation of net capital under Rule 15c3-1 reflected above and the computation included in the Company's corresponding unaudited December 31, 2004 Form X-17A-5 Part IIA filing.

MMG FINANCIAL SERVICES LTD.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2004

Exemption under Section (k)(2)(ii) is claimed:

The Company has been exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities were limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of Rule 15c3-3. The Company has no customers but is attempting to secure a new clearing relationship.

WILLIAM J. CHAN
Certified Public Accountant

4211 8th Avenue
Brooklyn, NY 11232
Tel: (718) 854 - 0858
Fax: (718) 633 - 4019

Accounting, Taxation, Auditing,
Co-op/Condo management &
Consulting Services
Licensed Real Estate Broker

February 28, 2005

MMG Financial Services Ltd.
655 Third Avenue
New York, New York 10017

Dear Sirs:

In planning and performing our audit of the financial statements of MMG Financial Services Ltd. (the "Company") as of December 31, 2004 (on which I issued my report dated February 28, 2005), I considered its internal control in order to determine my auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

My consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the information and use of management, the member, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,